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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENT THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Crossroads Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22765D 10 0

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 00504W100

1.	Name of Reporting Person: Brian R. Smith		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,239,400

		6.	Shared Voting Power: None

		7.	Sole Dispositive Power: 3,239,400

		8.	Shared Dispositive Power: None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,239,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.6%

12.	Type of Reporting Person: IN

2

Item 1.

(a)	Name of Issuer	Crossroads Systems, Inc.

(b)	Address of Issuer’s Principal Executive Offices	8300 North MoPac Expressway
Austin, TX 78759
Item 2.

(a)	Name of Person Filing	Brian R. Smith

(b)	Address of Principal Business Offices or, if none, Residence	c/o Crossroads Systems, Inc.
8300 North MoPac Expressway
Austin, TX 78759

(c)	Citizenship	USA

(d)	Title of Class of Securities	Common Stock

(e)	CUSIP Number	22765D 10 0

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     Not applicable. This statement on Schedule 13G is not being filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c).

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Page 3 of 5 pages

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

As of December 31, 2003, Brian R. Smith is the record owner of 2,634,400 shares of Common Stock and is deemed to beneficially own an additional 605,000 shares of Common Stock which he may acquire through the exercise of stock options. An additional 152,000 shares of Common Stock, of which 60,000 shares are held of record by Donald W. Smith, Trustee of the Colin Isaac Smith Gift Trust, 60,000 shares are held by Donald W. Smith, Trustee of the Caitlin Elizabeth Smith Gift Trust and 32,000 shares are held by Donald W. Smith, Trustee of the Christian James Smith Gift Trust (collectively, the “Trusts”), are held for the benefit of Mr. Smith’s minor children. Mr. Smith’s father, Donald W. Smith, is the sole trustee of each of the Trusts and in that capacity holds the sole power to vote and dispose of the shares owned by the Trusts. Mr. Smith disclaims beneficial ownership of all shares held by the Trusts.

(b)	Percent of Class: 12.6%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,239,400.

(ii)	Shared power to vote or to direct the vote: None.

(iii)	Sole power to dispose or to direct the disposition of: 3,239,400.

(iv)	Shared power to dispose or to direct the disposition of: None.

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

February 17, 2004

Date

/s/ Brian R. Smith

Signature

Brian R. Smith

Name/Title

Page 4 of 5 pages

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 5 of 5 pages